UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61985/April 27, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13817

In the Matter of :	
:	
LASERSIGHT, INC., :	
LIFECO INVESTMENT GROUP, INC., :	ORDER MAKING FINDINGS
LIFEONE, INC., :	AND REVOKING REGISTRA-
LIFEF/X, INC., :	TIONS BY DEFAULT AS TO
LINCORP HOLDINGS, INC., :	TEN RESPONDENTS
LIONSHARE GROUP, INC., :	
LITE KING CORP., :	
LIVENT, INC., :	
LOEHMANN'S, INC., :	
THE LOEWEN GROUP, INC., and :	
LORELEI CORP. :	

        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 15, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by March 23, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been received, and the time for filing Answers has expired.

        On April 6, 2010, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The Division subsequently asked the Commission to dismiss the proceeding as to Loehmann's, Inc. The other ten Respondents have not replied to the April 6, 2010, Order, and the time for replying has expired. Accordingly, these ten Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

        LaserSight, Inc. (LaserSight) (CIK No. 879301), is a delinquent Delaware corporation located in Winter Park, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LaserSight is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of $901,192 for the prior nine months. On September 5, 2003, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Florida, and the case was terminated on January 7, 2005. As of March 10, 2010, the company's stock (symbol LRST) was traded on the over-the-counter markets.

LifeCo Investment Group, Inc. (LifeCo) (CIK No. 802677), is a dissolved Florida corporation located in Orlando, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LifeCo is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993. On June 6, 1994, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, which was converted to Chapter 7, and was still pending as of March 10, 2010.

LifeOne, Inc. (LifeOne) (CIK No. 706597), is a Louisiana corporation located in Baltimore, Maryland, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LifeOne is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997. On December 1, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Maryland, and the case was terminated on December 9, 2003.

LifeF/X, Inc. (LifeF/X) (CIK No. 1072914), is a permanently revoked Nevada corporation located in Newton, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). LifeF/X is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2001. On June 3, 2002, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts, and the case was pending as of December 8, 2009. As of March 10, 2010, the company's stock (symbol LEFX) was traded on the over-the-counter markets.

Lincorp Holdings, Inc. (Lincorp) (CIK No. 202172), is a void Delaware corporation located in Edison, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lincorp is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2003, which reported a net loss of $199,000 for the prior nine months. According to the OIP, the company's stock is not publicly quoted or traded. The OIP also contains the contradictory allegation that, as of March 10, 2010, the company's stock (symbol LCPH) was traded on the over-the-counter markets. If this point is significant, the Division must clarify the discrepancy promptly.

The Lionshare Group, Inc. (Lionshare) (CIK No. 1051142), is a void Delaware corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lionshare is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2002, which reported a net loss of $53,559 for the prior three months.

Lite King Corp. (Lite King) (CIK No. 1074267) is a New York corporation located in Jersey City, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lite King is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2007, which reported a net loss of $33,451 for the prior three months. As of March 10, 2010, the company's stock (symbol LKNG) was traded on the over-the-counter markets.

Livent, Inc. (Livent) (CIK No. 945024), is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Livent is delinquent in its periodic filings with the Commission, having not filed any annual reports since it filed a Form 40-F for the period ended December 31, 1997, which reported a net loss of $44,130,869 (Canadian) for the prior twelve months. On November 18, 1998, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was pending as of March 10, 2010.

The Loewen Group, Inc. (Loewen) (CIK No. 845577), is a British Columbia corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Loewen is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2001, which reported a net loss of $177,942,000 for the prior nine months. On June 1, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was terminated on March 30, 2009.

Lorelei Corp. (Lorelei) (CIK No. 60394) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Lorelei is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2002.

As discussed in more detail above, these ten Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these ten Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of LaserSight, Inc., LifeCo Investment Group, Inc., LifeOne, Inc., LifeF/X, Inc., Lincorp Holdings, Inc., The Lionshare Group, Inc., Lite King Corp., Livent, Inc., The Loewen Group, Inc., and Lorelei Corp. are revoked; and

IT IS FURTHER ORDERED THAT the hearing previously scheduled for April 29, 2010, is postponed to a date to be determined. A telephonic prehearing conference will be held on May 27, 2010, at 10:00 a.m., E.D.T., if the Division's motion to dismiss the proceeding as to Loehmann's, Inc., is still pending on that date.

_____
James T. Kelly
Administrative Law Judge